UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 79786 / January 13, 2017

Admin. Proc. File No. 3-17591

In the Matter of

  SIERRA RESOURCE GROUP, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Sierra Resource Group, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Sierra Resource Group, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Sierra Resource Group, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1] 17 C.F.R. § 201.360(d).

[2] *Sierra Res. Grp., Inc.,* Initial Decision Release No. 1083 (Nov. 22, 2016), 115 SEC Docket 10, 2016 WL 6875939. The stock symbol and Central Index Key number for Sierra Resource Group, Inc., is SIRG and 0001076966.

INITIAL DECISION RELEASE NO. 1083
ADMINISTRATIVE PROCEEDING
File No. 3-17591

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of SIERRA RESOURCE GROUP, INC.	INITIAL DECISION OF DEFAULT November 22, 2016

APPEARANCE: Alejandro Soto, for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This initial decision revokes the registration of Respondent's registered securities due to its failure to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On September 29, 2016, the Commission issued an order instituting proceedings (OIP) against Respondent pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondent has a class of securities registered with the Commission under Exchange Act Section 12(g) and repeatedly failed to file timely periodic reports with the Commission in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Respondent was served with the OIP by October 3, 2016, in accordance with Commission Rule of Practice 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and its answer was due by October 17, 2016. *Sierra Res. Grp., Inc.*, Admin. Proc. Rulings Release No. 4316, 2016 SEC LEXIS 4071 (ALJ Oct. 31, 2016). I ordered Respondent to show cause by November 10, 2016, why the proceeding should not be determined against it due to its failure to file an answer or otherwise defend this proceeding, warning that failure to show cause would result in it being deemed in default, having the proceeding determined against it, and having the registration of its securities revoked. *Id.* To date, Respondent has not filed an answer, responded to the order to show cause, or otherwise defended the proceeding.

FINDINGS OF FACT

Respondent is in default for failing to file an answer, respond to the order to show cause, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Sierra Resource Group, Inc., was a Nevada corporation with offices in Las Vegas, Nevada. It was purportedly engaged in the exploration, discovery, and development of mineral resource properties. Respondent has a class of equity securities registered with the commission pursuant to Section 12(g) of the Exchange Act. As of July 14, 2016, Respondent's common stock (ticker symbol "SIRG") was quoted on OTC Link (previously "Pink Sheets") operated by OTC Markets Group, Inc., had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). Respondent filed its last Form 10-Q, for the quarter ended September 30, 2013, on November 19, 2013. Since then, Respondent has not filed its required periodic reports.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and its accompanying regulations require issuers of securities registered pursuant to Exchange Act Section 12 to file periodic reports with the Commission. Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondent failed to timely file required periodic reports. As a result, Respondent violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend its registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondent's failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondent's violations are recurrent in that it repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondent did not answer the OIP or otherwise participate in the proceeding to address whether it made any efforts to remedy its past violations and made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondent.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Sierra Resource Group, Inc., is hereby REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final with respect to that party.

Respondent is notified that it may move to set aside the default in this case. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Cameron Elliot
Administrative Law Judge